November 5, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: AdvisorOne Funds, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of AdvisorOne Funds, a registered investment company, we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the Horizon Active Asset Allocation Fund, Horizon Active Income Fund, and Horizon Active Risk Assist® Fund (the “Funds”). The primary purposes of the proxy statement is to solicit shareholder approval of a proposed Agreement and Plan of Reorganization and Termination pursuant to which each Fund would reorganize into separate series of Horizon Funds.

If you have any questions, please contact Emily Little at 614-469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little